Exhibit 99.5

Draganfly Announces Record Third Quarter Revenue

Los Angeles, CA., November 9, 2021 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solution developer and operator, is pleased to announce its third quarter financial results.

Key Financial and Operational Highlights for Q3 2021:

●	Revenue for the third quarter increased 30.5% to $1,896,992 up from $1,453,905 in the third quarter of 2020. Third quarter revenue was made up of $1,351,517 from product sales while $411,756 was from drone services with the balance coming from engineering services.

●	Gross profit increased by $212,586 or 37.9% for the third quarter over the same period last year. Gross margin percentage for Q3 2021 was 40.8% compared to 38.5% in Q3 2020. This was attributed to a larger contribution of engineering services this quarter versus the same period last year, as these services tend to have higher gross margins than the other categories.

●	Total comprehensive income for Q3 2021 was $24.0 million compared to a loss of $2.5 million in Q3 2020. The large increase is from the accounting treatment of a $30.6 million non-cash liability from USD warrants that were issued during the Company’s Reg A offering. The year over year comprehensive income increased as Q3 2020 did not have the treatment of the USD warrants from the Company’s Reg A offering. The increase year over year was somewhat offset by an increase in office and miscellaneous expenses and professional expenses.

●	Cash balance on September 30, 2021 of $28.0 million compared to $2.0 million on December 31, 2020.

●	Draganfly signed a minimum $9 million manufacturing agreement with Digital Dream Labs, Inc. (“DDL”) to design and develop an AI consumer companion robot drone (the “Drone”). As per the terms of the announced agreement, Draganfly will be the exclusive manufacturer and assembler. DDL will order at least 50,000 units annually with delivery starting in 2022. The Drone will be integrated into DDL’s existing product family, including support, sales, and distribution channels used for their other consumer robots. Draganfly has also been granted a right of first refusal to become the exclusive manufacturer and assembler of subsequent drone or UAV-based robots to be added to DDL’s product portfolio. The parties have entered into a binding letter agreement reflecting the above terms and will use commercially reasonable efforts to enter into a definitive agreement. The binding letter agreement will govern the relationship between DDL and Draganfly and there can be no assurance that a definitive agreement will be completed or entered into amongst the parties.

●	Draganfly entered into an exclusive manufacturing agreement with Valqari LLC (“Valqari”) to produce its Drone Delivery Stations. The Valqari Delivery Station is a patented universal drone receptacle for package delivery and pick-up. It will allow Valqari to revolutionize drone deliveries for industries including pharmaceuticals, meal delivery, grocery services, governments, and residential e-commerce. As per the manufacturing agreement, Draganfly will be the exclusive manufacturer of Valqari’s Drone Delivery Stations. Valqari will be ordering at least $400,000 of manufacturing services during the initial phase of the agreement.

●	Draganfly successfully completed over 300 daytime drone delivery test flights with EMS personnel in Texas. 100 of the successful flights were completed with the Company’s innovative temperature managed payload box, which can transport up to 15 pounds of medical supplies including vaccines and testing kits. The payload box is uniquely top mounted to make deliveries safer and more accessible. Initial night flight training and testing is being scheduled to commence. The data collected from Draganfly’s daytime and night flight tests will be submitted to the Federal Aviation Administration (FAA) for approval to enter Phase 2 of its five-phase agreement with Coldchain Technology Services, LLC. Feedback from EMS personnel is also being used to improve Draganfly’s training module and develop industry standards.

●	The Drone Racing League (“DRL”) announced a multi-year partnership with Draganfly. The companies will launch DRL Labs, an innovation hub, to research and develop next generation drone technology that will advance the sport of drone racing and other industries undergoing significant transformations through drones, including humanitarian aid and mobility. DRL will incorporate Draganfly’s groundbreaking AI Vital Intelligence platform into its 2021-22 DRL World Championship Season, which will be used to monitor pilots’ in-race heart and respiratory-rates. DRL will also release a “Why I Fly” Series Presented by Draganfly, spotlighting pilots’ personal journeys into drone flying during the 2021-22 Season.

●	Draganfly’s Drone Pilot Training program is now being offered at Alabama State University (“ASU”) in Montgomery, Alabama. The nine-week course includes an FAA Part 107 drone preparation course. To fly drones under the FAA’s Small Unmanned Aircraft Systems (UAS) Rule (Part 107), a Remote Pilot Certificate must be obtained. The certificate demonstrates that pilots understand the regulations, operating requirements, and procedures for safely flying drones. It is also inclusive of specific skills for sensors, software, and missions as it relates to varied specific high demand drone operations like emergency response, delivery, and security. Following the end of the pilot project in the winter, ASU is expected to add the course to its continuing education program. Draganfly’s Drone Pilot Training program will also be commercialized next year.

●	Draganfly’s Vital Intelligence Smart Vital system has been integrated into Fobi AI Inc.’s (“Fobi”) (TSXV: FOBI) Venue Management System for Conferences & Events. The venue management platform will now consist of Draganfly’s Smart Vital assessment system, Fobi’s Passcreator mobile Wallet passes, proprietary Smart Tap Devices, Smart Scan Pass Validation App, and Insight Portal for event analytics.

●	Draganfly launched its Draganflyer Commander2 drone system. Exclusively designed, developed and manufactured in Canada, the system fully complies with “Built-in-North America” requirements. It takes maximum advantage of federal regulatory requirements concerning the origin and security of drone systems and devices. The Draganflyer Commander2 is a small Unmanned Aerial System (sUAS) and replaces the highly respected Commander platform that launched in 2015. The new model improves operational capabilities and payload options, as well as offering new North American built and sourced flight controllers, sensors, communications, and utilises Mav-Link based mission planning software. Draganfly’s latest class leading drone is ready to answer the needs of the commercial, farming, geological, military, and emergency services sectors.

Cameron Chell, CEO of Draganfly, said: “Maintaining our positive momentum, we successfully executed more operational milestones than any previous quarter and look for this to translate into ongoing strong financial performance. The Q3 revenues are a testament to the entire team’s dedication to meet the unique demands of the rapidly growing drone space. We remain focused on becoming the leading commercial drone manufacturer and solutions provider in North America within the next few years.”

Draganfly will hold a shareholder update and earnings call on November 9, 2021 at 2:30PM MST / 4:30PM EST.

Registration for the call can be done here: https://businessinstinctsgroup.zoom.us/webinar/register/1616358722368/WN_2NpI0zfxQ_uBtYF_mGi5ng.

Selected financial information is outlined below and should be read with Draganfly’s consolidated financial statements for the quarter ended September 30, 2021, and associated management discussion and analysis, which will be available under the Company’s profile on SEDAR at www.sedar.com.

	Three months ended September 30,			Nine months ended September 30,
	2021		2020	2021		2020
Total revenues	$1,896,992		$1,453,905	$5,418,600		$2,877,502
Gross Profit (as a % of revenues)	40.8%		38.5%	37.2%		49.7%
Net income (loss)	23,840,499	(1)	(2,450,311)	(29,105,655	)(1)	(4,522,938)
Net income (loss) per share ($)
-Basic	0.79		(0.16)	(1.18)		(0.31)
-Diluted	0.74		(0.16)	(1.18)		(0.31)
Comprehensive income (loss)	23,975,400	(1)	(2,451,543)	(29,034,603	)(1)	(4,524,069)
Comprehensive income (loss) per share ($)
-Basic	0.79		(0.16)	(1.18)		(0.31)
-Diluted	0.75		(0.16)	(1.18)		(0.31)
Change in cash and cash equivalents	$8,802,746		$(844,909)	$25,833,262		$(1,779,056)

As at	September 30, 2021		December 31, 2020
Total assets	$60,240,843		$7,100,567
Working capital	20,510,097	(2)	1,214,371
Total non-current liabilities	253,527		104,885
Shareholders’ equity	$41,289,675	(2)	$3,848,205

Number of shares outstanding (post-consolidation)	32,156,950		17,218,672

Notes:

(1)	The net income (loss) and comprehensive income (loss) for the three and nine months ended September 30, 2021 include a change in fair value of derivative liability for USD warrants of a gain of $30,562,044 and a loss of $15,278,305, respectively, and would otherwise be losses of $6,721,545 and $13,827,350 for the net loss, and $6,586,644 and $13,756,298 for the comprehensive loss, respectively.
(2)	Shareholders’ equity and working capital as at September 30, 2021 includes a fair value of derivative liability for USD warrants of $16,890,998 and would otherwise be shareholders’ equity of $58,180,673 and working capital of $37,401,095.

	2021 Q3	2021 Q2		2020 Q3
Revenue	$1,896,992	$1,981,872		$1,453,905
Cost of goods sold	$(1,123,942)	$(1,253,279)		$(893,441)
Gross profit	$773,050	$728,593		$560,464
Gross margin – percentage	40.8%	36.8%		38.5%
Operating expenses	$(8,006,957)	$(3,340,952)		$(2,852,003)
Operating loss	$(7,233,907)	$(2,612,359)		$(2,291,539)
Operating loss per share - basic	$(0.24)	$(0.10)		$(0.15)
Operating loss per share - diluted	$(0.22)	$(0.10)		$(0.15)
Other income (expense)	$31,074,406 (3)	$(5,409,861	)(3)	$91,228
Other comprehensive income	$134,901	$9,684		$(1,232)
Comprehensive income (loss)	$23,975,400	$(8,095,356)		$(2,451,453)
Comprehensive income (loss) per share - basic	$0.79	$(0.30)		$(0.14)
Comprehensive income (loss) per share - diluted	$0.75	$(0.30)		$(0.14)

Note:

(3)	The other income and comprehensive income for the third quarter of 2021 include a change in fair value of derivative liability for USD warrants of $30,562,044 and would otherwise be an income of $512,362 and loss of $6,586,644.

All financial information in this press release is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Note: this press release refers to “gross margin” which does not have any standardized meaning prescribed by generally accepted accounting principles in Canada (“GAAP”). Gross margin is defined as gross profit divided by revenue and is often presented as a percent. Draganfly’s management believes that gross margin and other non-GAAP measures provide useful information to investors as it provides them with supplemental measures of the Company’s operating performance and liquidity and thus highlights trends in the Company’s business that may not otherwise be apparent when relying solely on GAAP measures. Management also uses non-GAAP measures and metrics in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of executive compensation. For more information with respect to financial measures which have not been defined by GAAP, including reconciliations to the closest comparable GAAP measure, see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s most recent MD&A which is available on SEDAR.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge software, and systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning, industry-leading manufacturer and technology developer serving the public safety, agriculture, industrial inspections, security, and mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Cameron Chell, CEO

PH: 310-658-4413

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.